EXHIBIT 12. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Thousands)
Years ended December 31	2016	2015	2014	2013	2012
Earnings
Income (loss) before income taxes	$58,667	$121,451	$76,463	$101,902	$46,074
Add: fixed charges	21,461	24,931	31,653	36,467	42,612
Total earnings	$80,128	$146,382	$108,116	$138,369	$88,686
Fixed charges
Interest on policyholders’ accounts	$20,079	$23,680	$30,245	$35,163	$41,409
Portion of rent representative of interest factor	1,382	1,251	1,408	1,304	1,203
Total fixed charges	$21,461	$24,931	$31,653	$36,467	$42,612
Ratio of earnings to fixed charges	3.73	5.87	3.42	3.79	2.08